EXHIBIT 8(b)

              [Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

                                                                April 2, 1999

Mobil Corporation
3225 Gallows Road
Fairfax, Virginia  22307

Ladies and Gentlemen:

     We have acted as counsel to Mobil Corporation, a Delaware corporation ("Mobil"), in connection with (i) the Merger, as defined and described in the Agreement and Plan of Merger, dated as of December 1, 1998 (the "Merger Agreement"), among Mobil, Exxon Corporation, a New Jersey corporation ("Exxon") and Lion Acquisition Subsidiary Corporation, a Delaware corporation and a newly-formed, wholly-owned subsidiary of Exxon ("Merger Subsidiary"), and (ii) the preparation and filing of the Registration Statement on Form S-4 (the "Registration Statement"), which includes the Proxy Statement/Prospectus (the "Proxy Statement/Prospectus"), filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, each capitalized term used herein has the meaning ascribed to it in the Merger Agreement.

     In connection with this opinion, we have examined the Merger Agreement, the Proxy Statement/Prospectus and such other documents and corporate records as we have deemed necessary or appropriate in order to enable us to render the opinion below. For purposes of this opinion, we have assumed (i) the validity and accuracy of the documents and corporate records that we have examined, and the facts and representations concerning the Merger that have come to our attention during our engagement, and (ii) that the Merger will be consummated in the manner described in the Merger Agreement and the Proxy Statement/Prospectus.

     Subject to the assumptions set forth above, the representations made to us by Mobil, Exxon and Merger Subsidiary in their respective letters dated the date hereof and the assumptions and qualifications set forth in the discussion in the Proxy Statement/Prospectus under the heading "Material Federal Income Tax Consequences of the Merger", in our opinion, the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and each of Exxon, Merger Subsidiary and Mobil will be a party to the reorganization within the meaning of Section 368(b) of the Code, and accordingly, for U.S. federal income tax purposes:

        (i) holders of Exxon stock will not recognize any gain or loss as a result of the Merger;

        (ii) except in respect of cash received instead of fractional shares of Exxon Mobil common stock, holders of shares of Mobil stock will (1) not recognize any gain or loss as a result of the exchange of their shares of Mobil stock for Exxon Mobil stock, (2) have a tax basis in the Exxon Mobil stock received in the Merger equal to the tax basis of the Mobil stock surrendered in the Merger, and (3) have a holding period with respect to the Exxon Mobil stock received in the Merger that includes the holding period of the Mobil stock surrendered in the Merger;

        (iii) a holder of Mobil common stock will be required to recognize gain or loss with respect to cash received instead of a fractional share of Exxon Mobil common stock, measured by the difference between the amount of cash received and the portion of the tax basis of the holder's shares of Mobil common stock allocable to the fractional share, which gain or loss will be capital gain or loss if the holder of Mobil common stock holds such stock as a capital asset within the meaning of Section 1221 of the Code and will be long-term capital gain or loss


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     if the share of Mobil common stock exchanged for the fractional share was held for more than one year at the Effective Time;

        (iv) although the matter is not free from doubt (because of the absence of legislative, judicial or other authority directly on point), Mobil's payment of transfer taxes for which the Mobil shareholders are primarily liable, if any, may be taxable as a dividend to the Mobil shareholders; and

        (v) none of Exxon, Mobil or Merger Subsidiary will recognize gain or loss as a result of the Merger.

     The preceding are all of the material U.S. federal income tax consequences of the Merger. However, our opinion does not address U.S. federal income tax consequences which may vary with, or are contingent upon, a shareholder's individual circumstances. In addition, our opinion does not address any non-income tax or any foreign, state or local tax consequences of the Merger.

     This opinion is delivered in accordance with the requirements of Item 601(b)(8) of Regulation S-K under the Securities Act. In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Department regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the IRS and such other authorities as we have considered relevant. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time (possibly with retroactive effect). A change in the authorities or the accuracy or completeness of any of the information, documents, corporate records, covenants, statements, representations or assumptions on which our opinion is based could affect our conclusions. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any changes (including changes that have retroactive effect) (i) in applicable law or (ii) in any information, document, corporate record, covenant, statement, representation or assumption stated herein which becomes untrue or incorrect.

     This letter is furnished to you solely for use in connection with the Merger, as described in the Merger Agreement and the Proxy Statement/Prospectus, and is not to be used, circulated, quoted, or otherwise referred to for any other purpose without our express written permission. In accordance with the requirements of Item 601(b)(23) of Regulation S-K under the Securities Act, we hereby consent to the discussion of this opinion in the Proxy Statement/Prospectus, to the filing of this opinion as an exhibit to the Proxy Statement/Prospectus and to the reference to our firm under the headings "THE MERGER TRANSACTION--Material Federal Income Tax Consequences of the Merger," "THE MERGER AGREEMENT-- Conditions to the Completion of the Merger" and "LEGAL MATTERS" in the Proxy Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

                                  Very truly yours,

                                  /s/ SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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